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February 23, 2016

Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Melissa Raminpour

Re:	Euronav NV Form 20-F for the Fiscal Year ended December 31, 2014 Filed April 30, 2015 File No. 001-36810

Dear Ms. Raminpour,

Reference is made to the letter dated December 16, 2015 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Euronav NV (the "Company") for the fiscal year ended December 31, 2014, filed with the Commission on April 30, 2015. Those comments, together with the Company's responses, are set forth below.

Form 20-F for the Fiscal Year ended December 31, 2014
Note 25. Equity-accounted Investees, page F-59
1.	Please provide us with your significance analysis under Rule 3-09 of Regulation S-X for purposes of determining whether you are required to file audited financial statements for any of your 50% or less owned joint ventures. In this regard, it appears from your disclosure in Note 25 that your share of the profit in TI Africa Ltd and TI Asia Ltd may be significant to your consolidated income for the year ended December 31, 2014 under the guidance in Rule 3-09 of Regulation S-X. Please advise.
By letter dated January 19, 2016, the Company provided its significance analysis under Rule 3-09 of Regulation S-X with respect to TI Africa Ltd. and TI Asia Ltd. (the "Joint Ventures") to the Commission's Office of Chief Counsel and requested a waiver from the requirements in Rule 3-09 to file with the Commission separate audited financial statements for the Joint Ventures for the year ended December 31, 2014. In a letter dated February 5, 2016, the staff of the Office of Chief Counsel granted the requested waiver. Should either of the Joint Ventures become significant subsidiaries for purposes of Rule 3-09 of Regulation S-X in the future, including with respect to the year ended December 31, 2015, the Company undertakes to publicly file the required financial statements.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached as Exhibit A is a letter signed by the Company which includes the written statement referenced in the Staff's comment above.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.
Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

February 23, 2016

Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Melissa Raminpour

Re:	Euronav NV Form 20-F for the Fiscal Year ended December 31, 2014 Filed April 30, 2015 File No. 001-36810

Dear Ms. Raminpour,

Reference is made to the letter dated December 16, 2015 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Euronav NV (the "Company") for the fiscal year ended December 31, 2014, filed with the Commission on April 30, 2015.

The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature Page to Follow]

Yours faithfully, EURONAV NV

By:	/s/ Hugo De Stoop
Name:	Hugo De Stoop
Title:	Chief Financial Officer